UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-30406

HEALTHTRONICS, INC. AND SUBSIDIARIES 401(k) PLAN

(Exact name of registrant as specified in its charter)

100 Endo Boulevard Chadds Ford, Pennsylvania 19317 (610) 558-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the HealthTronics, Inc. and Subsidiaries 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

*On July 9, 2010, HealthTronics, Inc. (the “Company”) completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 5, 2010, by and among Endo Pharmaceuticals Holdings Inc. (“Parent”), HT Acquisition Corp. (“Purchaser”) and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, all common shares of the Company held under the HealthTronics, Inc. and Subsidiaries 401(k) Plan have been cancelled and converted into the right to receive a cash payment.

Pursuant to the requirements of the Securities Exchange Act of 1934, HealthTronics, Inc. and Subsidiaries 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2011	By:	/s/ Richard Rusk
Richard Rusk Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.